Huntington Bancshares Incorporated Huntington Center
41 South High Street
Columbus, Ohio 43287

Donald R. Kimble
Executive Vice President, Chief Financial Officer & Controller

614.480.5240
614.480.5284 Facsimile
June 8, 2006
Via EDGAR
Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
cc: Benjamin Phippen – Staff Accountant
Re:	Huntington Bancshares Incorporated Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006 SEC File No. 0-2525
Dear Mr. Walker:
     We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated May 18, 2006, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the “Reports”). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 21, Derivative Financial Instruments, page 127
1.	We note your response to comment 10 of our letter dated April 13, 2006 that you have used the short-cut method for hedging subordinated debt (but not junior subordinated debt held by trusts issuing equity certificates or “trust preferred” debt). Please tell us whether any subordinated debt has interest or other payment deferral options and if so, how you account for the hedge along with the specific guidance relied upon in making your determination.

Management’s Response:
The subordinated debt instruments being hedged using the short-cut method of assuming no ineffectiveness do not contain interest deferral, other payment deferral options, or any other options.

Donald A. Walker
June 8, 2006

2.	Your response indicates that you use a “quantitative model” to assess effectiveness for both your fair value and cash flow hedges. Please provide us with a more robust discussion of the specific model or models used to assess effectiveness both at inception and on an on going basis and the authoritative literature you relied upon in determining that the use of each specific model is appropriate.

Management’s Response:
To clarify our previous response, when we stated that we use a quantitative model to assess effectiveness, we meant that we use a quantitative model to estimate the fair values of interest rate swaps and the associated underlying hedged items. The model we use is from Quantitative Risk Management (QRM) which uses specific quantitative factors/inputs such as the current yield curve, and the specific terms of the hedge instruments and hedged items, in its calculations.

We assess effectiveness using the dollar-offset method as cited in Implementation Issues E7 and E8, for all hedging relationships, except for fair value hedges of mortgage loans held for sale for which we assess effectiveness using regression.

For cash flow hedges, in accordance with paragraph 28(b) of the pronouncement, Huntington assesses each hedging relationship at inception and on a quarterly basis to ensure each is and will continue to be highly effective in offsetting cash flows during the term of the hedging relationship. In addition, for all long haul cash flow hedges, future cash flows based on the forward interest rate curve are calculated and analyzed using an internally developed spreadsheet to ensure the hedging relationship is expected to be highly effective.

For fair value hedges, in accordance with paragraphs 20(b) of the pronouncement, Huntington assesses each hedging relationship at inception and on a quarterly basis to ensure each is and will continue to be highly effective in offsetting changes in fair value during the term of the hedging relationship. For all long haul fair value hedges, changes in the fair value of the derivative are compared with changes in the fair value of the underlying asset or liability to ensure that the hedging relationship is expected to be highly effective.
3.	We note you determined that your fair value hedges of certain mortgage loan sale commitments were expected to be highly effective over the period while the loan is held for sale. In accordance with SFAS 133 Implementation Issue F-11, please more clearly define for us the designated hedge period over which you intend to prospectively assess effectiveness as stated in your documented risk management strategy with this hedging relationship. Please provide us with a sample of this documentation.

Management’s Response: The designated hedge period is one day.

On a daily basis, we perform a similar assets test, pursuant to SFAS 133 paragraph 21(a)(1) to identify portfolios of loans that share risk exposures. See a sample of the results of this test in Attachment A, page 1. We then match these portfolios with current mortgage loan sale commitments and designate these mortgage loan sale commitments as fair value hedges of the underlying portfolio of similar assets. We assess effectiveness at the pool level (of similar assets) using statistical regression analysis. See a sample of the results of this test in Attachment A, page 2.

Donald A. Walker
June 8, 2006

4.	We note your response to comment 9 and Attachment A in response to our letter dated April 13, 2006. In Attachment A you define the terms of the hedged items as specifically identified fixed rate installment loans issued by The Huntington National Bank. Please clarify whether you are hedging individual loans or a portfolio of loans. If you are hedging a portfolio of loans, please provide us with a comprehensive analysis explaining how you apply SFAS 133 Implementation Issue F11 to these hedging relationships. Provide us with an example demonstrating how you determine that a pool of installment loans satisfy the requirements of paragraph 21(a)1 of SFAS 133 regarding the grouping of similar assets and how the documented hedging strategy meets the requirements of paragraph 20(b) of SFAS 133.

Management’s Response:
Beginning at the end of the fourth quarter of 2003 and ending in the second quarter of 2004, Huntington utilized pay fixed, receive variable (one month LIBOR) interest rate swaps with scheduled amortization of the notional amounts to hedge the fair value of portfolios of specifically identified fixed rate installment loans. Outside of these hedges, Huntington has not designated derivatives as hedging installment loans.

Huntington designated specific loans to individual portfolios such that the resulting portfolios consisted of loans that contained similar terms such as coupon rates, maturity schedules, expected principal repayment, and forecasted prepayments. We then tested that changes in the price (fair value) of each individual loan would be within 90% — 110% of the change in the average price (fair value) of the aggregate portfolio resulting from changes in the benchmark interest rate, as required by paragraph 21(a)1 of SFAS 133. The loans in each specific portfolio were not replaced as payoffs and prepayments occurred. The amortization schedule for each interest rate swap was structured to approximate the expected amortization related to each portfolio of similar assets. Any differences between the notional amount of the interest rate swap and the total principal value of the underlying portfolio of similar loans was evaluated in our assessments of effectiveness and resulted in the recognition of ineffectiveness. As requested, an example of how the similar assets test was performed is presented in Attachment B, Page 1.

As required by paragraph 20(b), both at inception of the hedge and on an ongoing basis, both retrospective and prospective effectiveness testing was performed on each hedging relationship. Effectiveness was evaluated using the dollar-offset method to verify that the fair value change of the interest rate swap was expected to be 80% to 125% of the fair value change of the portfolio of similar loans. As requested, an example of how we tested the hedging relationship for effectiveness is presented in Attachment B, Page 2.
5.	We note your response to comment 9 and Attachment B in response to our letter dated April 13, 2006 related to your commercial loans cash flow hedge. In Attachment B you define the terms of the hedged item as specifically identified payments on pools of variable rate loans issued by Huntington. Please tell us how you document the forecasted cash flows with sufficient specificity such that when the transaction occurs it is clear whether that transaction is or is not the hedged transaction. Refer to Implementation Issue G13.

Management’s Response:
Huntington utilized interest rate swaps to hedge the variability of future cash flows from its commercial loan portfolios due to changes in interest rates. A receive fixed, pay variable interest rate swap was used to convert a pool of variable rate commercial loans to fixed rate instruments. The variable rates in the swap matched the variable rates in the hedged commercial loans (that is, if the loans varied on one-month LIBOR, the payment of the swap varied on one-month LIBOR). In accordance with Implementation Issue G13, the variable payments on the interest rate swap were structured to hedge the first cash receipts of the designated commercial loan pool up to the notional amount being hedged. Therefore, the first cash flows each period generated from loans equal to the notional value of our hedges would be the hedged cash flows. Our documentation states that the variable interest rate payments on the interest rate swap are expected to offset the variable interest rate receipts on the designated pool of variable rate commercial loans.

Donald A. Walker
June 8, 2006

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filings;
•	Staff comments contained in this letter or changes to disclosures in future filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	the Company may not assert Staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that the foregoing response addresses your comments. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,
/s/ Donald R. Kimble
Donald R. Kimble

Executive Vice President, Chief Financial Officer & Controller

Huntington Bancshares Incorporated
Copies to	Thomas E. Hoaglin, Chairman, President & Chief Executive Officer, Huntington Bancshares Incorporated. Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated

Attachment A, Page 1
Huntington Bancshares Incorporated
Response to SEC, dated June 8, 2006
Similar Assets Test

		Price Change								Mean Price Change								Price Change/Mean Price Change
SAB	Note Rate	-1.000	-0.500	-0.250	-0.100	0.100	0.250	0.500	1.000	-1.000	-0.500	-0.250	-0.100	0.100	0.250	0.500	1.000	-1.000	-0.500	-0.250	-0.100	0.100	0.250	0.500	1.000
1	5.250	-4.982	-2.491	-1.246	-0.498	0.583	1.458	2.915	5.830	-4.960	-2.480	-1.240	0.496	0.585	1.463	2.926	5.853	100.44%	100.44%	100.48%	-100.40%	99.66%	99.66%	99.62%	99.61%
1	5.340	-4.938	-2.469	-1.234	-0.494	0.588	1.469	2.938	5.875									99.56%	99.56%	99.52%	-99.60%	100.51%	100.41%	100.41%	100.38%
1	5.350	-4.938	-2.469	-1.234	-0.494	0.588	1.469	2.938	5.875									99.56%	99.56%	99.52%	-99.60%	100.51%	100.41%	100.41%	100.38%
1	5.375	-4.982	-2.491	-1.246	-0.498	0.583	1.458	2.915	5.830									100.44%	100.44%	100.48%	-100.40%	99.66%	99.66%	99.62%	99.61%
1	5.490	-4.938	-2.469	-1.234	-0.494	0.588	1.469	2.938	5.875									99.56%	99.56%	99.52%	-99.60%	100.51%	100.41%	100.41%	100.38%
1	5.500	-4.982	-2.491	-1.246	-0.498	0.583	1.458	2.915	5.830									100.44%	100.44%	100.48%	-100.40%	99.66%	99.66%	99.62%	99.61%
1	5.625	-4.982	-2.491	-1.246	-0.498	0.583	1.458	2.915	5.830									100.44%	100.44%	100.48%	-100.40%	99.66%	99.66%	99.62%	99.61%
1	5.660	-4.938	-2.469	-1.234	-0.494	0.588	1.469	2.938	5.875									99.56%	99.56%	99.52%	-99.60%	100.51%	100.41%	100.41%	100.38%
     SAB = Similar Asset Bucket
     Price Change is the amount of change in the price of the loans in the similar asset bucket for a particular change in interest rates.

Attachment A, Page 2
Huntington Bancshares Incorporated
Response to SEC, dated June 8, 2006
Effectiveness test

SAB	Observed	Offset Ratio	Beta	R Sq.	F-Stat	F dist. Used	5% value	Beta Test	R Sq. Test	F Test	Comments
1	45	0.9492	-0.997	0.9907	4,604.27	42	4.07	Pass	Pass	Pass	Derivative designated as a hedge
2	45	1.0023	-0.997	0.9995	88,389.51	42	4.07	Pass	Pass	Pass	Derivative designated as a hedge
6	45	254.34	-0.634	0.7308	215.50	42	4.07	Fail	Fail	Pass	Derivative not designated as a hedge
63	45	244.71	-0.882	0.5581	55.01	42	4.07	Pass	Fail	Pass	Derivative not designated as a hedge
97	45	169.22	-1.019	0.7700	144.07	42	4.07	Pass	Fail	Pass	Derivative not designated as a hedge
     SAB = Similar Asset Bucket

Attachment B, Page 1
Huntington Bancshares Incorporated
Response to SEC, dated June 8, 2006
Installment Loans Similar Assets Test

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15)
							Average Price after
	Loan Portfolio				Loan Portfolio		100 basis point	Loan Portfolio
# of Loans	Principal	Duration	Net WAC	WAL	Market Value	Average price	shock	Change	Loan Max Change	Loan Min Change	Loan Max Change %	Loan Min Change %	Loan Max Change Test	Loan Min Change Test
932	7,180,276	0.89	6.77	0.94	7,359,201	102.49	103.40	0.89%	0.96%	0.81%	107.46%	91.17%	Pass	Pass
							101.58	-0.89%	-0.96%	-0.81%	107.46%	91.17%	Pass	Pass
(1)	Number of individual loans in the total loan portfolio.

(2)	Principal balance of the total loan portfolio.

(3)	Duration of the total loan portfolio in years.

(4)	Weighted average coupon of the total loan portfolio.

(5)	Weighted average life of the total loan portfolio in years.

(6)	Fair market value of loan portfolio on day of similar assets test date (testing completed prior to commencement of hedging relationship).

(7)	Average price equals total loan portfolio fair market value divided by the total loan portfolio principal balance (#6 divided by #2)

(8)	Average price after 100 basis point shock equals average price of total loan portfolio times total loan portfolio change.

(9)	Total loan portfolio market value change given a 100 basis point shock in the implied forward LIBOR swap curve ((#8 divided by #7)-1).

(10)	Maximum individual loan market value change given a 100 basis points shock in the implied forward LIBOR swap curve.

(11)	Minimum individual loan market value change given a 100 basis points shock in the implied forward LIBOR swap curve.

(12)	Percentage equals maximum individual loan market value change divided by the total loan portfolio market value change given a 100 basis point shock in the implied forward LIBOR swap curve (#10 divided by #9).

(13)	Percentage equals minimum individual loan market value change divided by the total loan portfolio market value change given a 100 basis point shock in the implied forward LIBOR swap curve (#11 divided by #9).

(14) & (15)	“PASS” indicates the maximum and minimum individual loan market value change percentages are within 90-110% of total loan portfolio market value change.

Attachment B, Page 2
Huntington Bancshares Incorporated
Response to SEC, dated June 8, 2006
Effectiveness Test

(1)	(2)	(3)	(4)	(5)	(6)	(7)
Loan Portfolio	Loan Portfolio					Dollar Offset
Market Value @	Market Value @	Loan Portfolio	Swap Market Value @	Swap Market Value @	Swap Market Value	Effectiveness
Inception	12/31/03	Market Value Change	Inception	12/31/03	Change	Assessment
6,937,751	6,935,988.08	(1,763.08)	—	1,814.86	1,814.86	103%
(1)	Fair market value of total loan portfolio at inception of the hedging relationship.

(2)	Fair market value of total loan portfolio at 12/31/03 valuation date.

(3)	Difference between fair market value at 12/31/03 and inception for the total loan portfolio.

(4)	Fair market value of interest rate swap at inception of the hedging relationship.

(5)	Fair market value of interest rate swap at 12/31/03 valuation date.

(6)	Difference between fair market value at 12/31/03 and inception for the interest rate swap.

(7)	Effectiveness assessment equals the interest rate swap difference divided by the total loan portfolio difference.